                                           TALISMAN ENERGY INC.
                                           Suite 3400, 888 - 3rd Street S.W.
                                           Calgary, Alberta  T2P 5C5
                                           Christine D. Lee, Assistant Secretary
 Tel:  (403)237-1184 …  Fax:  (403)231-3633
 File No.:  07-03-02-02-08-06

July 29, 2008

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Office of the Attorney General, Securities Division, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Government of Nunavut

Dear Sirs and Mesdames:

Re:	TALISMAN ENERGY INC. (the “Corporation”)

Second Quarter Results – News Release

In connection with the filing of the Corporation's News Release dated July 29, 2008 (SEDAR Project #01296731), we inadvertently omitted to include supplemental financial information which was disseminated with the news release, being:  the "Highlights", "Consolidated Balance Sheets (unaudited)" and "Consolidated Statements of Income (unaudited)".  Accordingly, we enclose the revised News Release containing this supplemental financial information.  The refiled News Release is, in all other respects, identical to the News Release that was filed earlier today.

Thank you.

Yours truly,

TALISMAN ENERGY INC.

/s/ Christine D. Lee

CHRISTINE D. LEE